UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Viveve Medical, Inc.

(Name of Issuer)

Common Stock, without par value per share

(Title of Class of Securities)

92852W105

(CUSIP Number)

Charles Schwab & Co. Inc. for the benefit of

James Gregory Atkinson IRA Contributory Account# 1125-5459;

Atkinson Family Revocable Trust Dated 8/26/2013; and

James Atkinson

c/o Viveve Medical, Inc.

150 Commercial Street

Sunnyvale, CA 94086

(408) 530-1900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 12, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Charles Schwab & Co. Inc. for the benefit of James Gregory Atkinson IRA Contributory Account# 1125-5459
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,027,027 shares
	8	SHARED VOTING POWER 2,702,702 shares
	9	SOLE DISPOSITIVE POWER 2,027,027 shares
	10	SHARED DISPOSITIVE POWER 2,702,702 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,702,702 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) Based on 50,773,566 shares of Common Stock issued and outstanding as of May 15, 2015.

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Atkinson Family Revocable Trust Dated 8/26/2013
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 675,675 shares
	8	SHARED VOTING POWER 2,702,702 shares
	9	SOLE DISPOSITIVE POWER 675,675 shares
	10	SHARED DISPOSITIVE POWER 2,702,702 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,702,702 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

 (1) Based on 50,773,566 shares of Common Stock issued and outstanding as of May 15, 2015.

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). James Atkinson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,702,702 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,702,702 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,702,702 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

  (1) Based on 50,773,566 shares of Common Stock issued and outstanding as of May 15, 2015.

Schedule 13D

Item 1.             Security and Issuer.

This statement relates to the common stock, no par value per share (the “Common Stock”) of Viveve Medical, Inc. (the “Issuer”) having its principal executive office at 150 Commercial Street, Sunnyvale, California 94086.

Item 2.             Identity and Background.

This statement is being filed by:

(a) Charles Schwab & Co. Inc. for the benefit of James Gregory Atkinson IRA Contributory Account# 1125-5459 (the “IRA”), of which James Atkinson is a beneficiary;

(b) Atkinson Family Revocable Trust Dated 8/26/2013 (“Trust”), of which James Atkinson is the co-trustee; and

(c) James Atkinson, an individual (the “Mr. Atkinson”).

The persons named in this Item 2 are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”  The Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

The address of the principal business office of the Reporting Persons is c/o Viveve Medical, Inc., 150 Commercial Street, Sunnyvale, California 94086.

During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The IRA and the Trust are organized under the laws of the State of Colorado.  Mr. Atkinson is a United States citizen.

Item 3.             Source and Amount of Funds or Other Consideration.

On May 12, 2015, the IRA and the Trust agreed to purchase 2,027,027 shares of Common Stock (the “IRA Shares”) and 675,675 shares of Common Stock (the “Trust Shares”, and together with the IRA Shares, the “Shares”), respectively, in a private placement transaction that was completed on May 14, 2015 (the “Private Placement”) with the Issuer pursuant to that certain Securities Purchase Agreement.

All of the IRA Shares were purchased with personal funds generated and contributed to the IRA by Mr. Atkinson. The aggregate purchase price for the IRA Shares was $750,000.

All of the Trust Shares Mr. Atkinson is deemed to beneficially own as the co-trustee of the Trust were purchased with funds generated and held by the Trust. The aggregate purchase price for the Trust Shares was $250,000.

No part of the purchase price of the Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Shares.

Item 4.             Purpose of Transaction.

Each of the IRA and the Trust acquired the Shares for investment purposes.  Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, any of the Reporting Persons may dispose of or acquire additional shares of the Issuer.

None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons or others of shares of the Issuer’s Common Stock held by such stockholders.

The Reporting Persons may seek information from management and the Issuer’s Board of Directors, and may engage in further discussions with management, the Issuer’s Board of Directors, other stockholders of the Issuer and other relevant parties, concerning the business, operations, governance, management, strategy, capitalization and/or future plans of the Issuer, or in proposing one or more of the other actions described in subparagraphs (a) through (j) of this Item 4.

Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

Item 5.             Interest in Securities of the Issuer.

The IRA is the record owner of the IRA Shares and the Trust is the record owner of the Trust Shares. As a beneficiary of the IRA and the co-trustee of the Trust, Mr. Atkinson may be deemed to beneficially own the Shares.

Each Reporting Person disclaims beneficial ownership of the Shares other than those shares which such Reporting Person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person’s cover sheet.  Such percentage was calculated based on the shares of Common Stock outstanding after the Private Placement.

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, securities beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.            Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

Pursuant to the terms of the Registration Rights Agreement, dated May 12, 2015 (the “Registration Rights Agreement”), entered into in connection with the Private Placement, the Issuer will register the Common Stock issued to the Reporting Persons in connection with the Private Placement, on a registration statement to be filed with the Securities and Exchange Commission (the “Registration Statement”) within sixty (60) days after the closing of the Private Placement (the “Filing Date”) and use its commercially reasonable efforts to cause the Registration Statement to be declared effective within ninety (90) days after the closing of the Private Placement (the “Effectiveness Date”) and to keep the Registration Statement effective until all of the shares issued in the Private Placement have been sold, or may be sold without volume or manner-of-sale restrictions pursuant to Rule 144 and without the requirement for the Issuer to be in compliance with the current public information requirement under Rule 144. If the Issuer (i) does not file the Registration Statement by the Filing Date, (ii) does not obtain effectiveness of the Registration Statement by the Effectiveness Date or (iii) allows certain lapses in effectiveness (each an “Event”), the Issuer is obligated to pay to the Investors liquidated damages equal to 1.5% of the original subscription amount paid by each of the investors in the Private Placement upon the occurrence of an Event and for every thirty (30) days after the occurrence of an Event until cured.

Item 7.            Material to be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement, among the IRA, the Trust, and Mr. Atkinson.

Exhibit 99.2 – Securities Purchase Agreement dated May 12, 2015 between the Issuer and the purchasers on the signature pages thereto. (1)

Exhibit 99.3 – Registration Rights Agreement dated May 12, 2015, between the Issuer and the purchasers on the signature pages thereto. (1)

_______________

(1) Incorporated by reference to Exhibits 10.6 and 10.7 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 (SEC File No. 0001437749-15-010436), filed with the Commission by the Issuer on May 15, 2015.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 21, 2015

Charles Schwab & Co. Inc. for the benefit of James Gregory Atkinson IRA Contributory Account# 1125-5459 By: James Atkinson, Beneficiary By: /s/ James Atkinson

Atkinson Family Revocable Trust Dated 8/26/2013 By: James Atkinson, Trustee By: /s/ James Atkinson

/s/ James Atkinson
James Atkinson